SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 14D-9

                  Solicitation/ Recommendation Statement Under
             Section 14(d)(4) of the Securities Exchange Act of 1934

                                ----------------

                               CB BANCSHARES, INC.

                            (Name of Subject Company)

                               CB BANCSHARES, INC.

                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $1.00 Per Share

                         (Title of Class of Securities)

                                    124785106

                      (CUSIP Number of Class of Securities)

                                ----------------

                                 Dean K. Hirata
                               CB Bancshares, Inc.
                               201 Merchant Street
                             Honolulu, Hawaii 96813
                                 (808) 535-2500

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
           Communications on Behalf of the Person(s) Filing Statement)

                                ----------------

                                 With copies to:

                               Fred B. White, III
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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NEWSPAPER ADVERTISEMENT PUBLISHED BY CB BANCSHARES IN HAWAII LOCAL PRINT MEDIA:


[CB Bancshares Logo] CityBank Community Update

A bad deal then, a worse deal now.

"CPF's offer is dramatically lower than the average paid in other bank mergers in 2003." -Dean K. Hirata, Senior Vice President and Chief Financial Officer, CB Bancshares, Inc.

         Nine months ago, Central Pacific Financial Corp. (CPF) launched a hostile takeover of City Bank and its parent company CB Bancshares, Inc., the first of its kind in Hawaii's banking industry. In what should have brought the entire episode to an end, the CB Bancshares Board of Directors rejected the proposal, and subsequently, CB Bancshares Board of Directors rejected the proposal, and subsequently, CB Bancshares shareholders voted the deal down.

         Unfortunately, Central Pacific has continued its takeover attempt, repeatedly ignoring shareholders, customers, small business and community members who spoke out against this hostile takeover. CPF claims this is a "great deal" for shareholders. It isn't. It's simply a strategy to buy a company that's not for sale at a "steal" of a price.

         The proposal was not rejected out of hand. The CB Bancshares Board did a thorough review and analysis, consulting with management and financial advisors. The Board determined that City Bank was successfully executing its business plan and was poised to deliver strong future earnings. This potential earnings growth was not reflected in CB Bancshares' stock price at the time of the hostile takeover proposal.

         So while CPF's proposal may have represented a premium to CB Bancshares' stock price nine months ago, it did not reflect City Bank's true value. This became obvious as the bank proceeded to achieve record earnings in the following two quarters of 2003.

         In July, CB Bancshares reported second quarter earnings of $1.63 per share (adjusted for expenses incurred in defending the hostile takeover attempt), a 96 percent increase over the same quarter in the previous year. Another outstanding quarter followed, with adjusted earnings per share of $1.54, an 83 percent increased over the previous year. The performance, the CPF proposal should be more than $109 per share to be comparable. That's more than 50% higher than the $70 per share current value of the CPF offer.

         It's clear that CPF has been trying to buy CB Bancshares and City Bank "on the chap" from the very beginning. It was a bad deal then, and it's an even worse deal today.


Community Update is presented in the public interest by City Bank. For more information, visit www.CityBankHawaii.com.


"Average earnings multiple" is based on the median price to last twelve months earnings of 22.14x for the one hundred and one depository institution transactions nationwide in 2003 where the deal value exceeded $15 million. This communication may be deemed to include forward-looking statements, such as statements that relate to CB Bancshares' financial results. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent," "estimate," "may increase." "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would," and "could." Forward-looking statements are CB Bancshares' current estimates of expectations of future events or future results. For such statements, CB Bancshares claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. CB Bancshares' 2002 Annual Report on Form 10-K and other periodic reports to the Securities and Exchange Commission contain additional information about factors that could affect actual results. All forward-looking statements included in this communication are based on information available at the time of the release, and CB Bancshares assumes no obligation to update any forward-looking statement.

Subject to future developments, CB Bancshares may file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to any tender/exchange offer made by Central Pacific Financial Corp. Shareholders of CB Bancshares are advised to read CB Bancshares' Solicitation/Recommendation Statement on Schedule 14D when such document becomes available because it will contain important information. Shareholders of CB Bancshares and other interested parties may obtain, free of charge, copies of the Solicitation/Recommendation Statement on Schedule 14D (when available) and other documents filed by CB Bancshares with the SEC at the SEC's internet website at www.sec.gov. Each of these documents (when available) may also be obtained, free of charge, by calling investor relations at CB Bancshares toll-free at 1-877-687-1873. MEMBER FDIC


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